June 22, 2011

Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Eric Atallah, Staff Accountant

Re:          Rambus Inc.
Form 10-K for the Year Ended December 31, 2010
Filed February 25, 2011
File No. 000-22339

Ladies and Gentlemen:

 This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to the document referenced above, as set forth in your letter dated June 9, 2011 to Rambus Inc. (the “Company”).  For ease of reference, the text of each of the Staff’s numbered comments has been provided herein in italics.  The Company’s response follows each of the numbered comments.

Form 10-K for the Year ended December 31, 2010

Contractual Obligations, page 45

1.
We note your total imputed financing obligation per your contractual obligation table here and in Note 7 on page 78 is $49.6 million.  We further note from your balance sheet and disclosures in Note 7 that the imputed financing obligation per your balance sheet is $28.1 million.  Please explain to us significant components of the difference between the amount reflected in this table and the amount reflected on the balance sheet and related disclosures.  Revise future filings as appropriate.

United States Securities and Exchange Commission
June 22, 2011

Response:

In December 2009, the Company executed a lease arrangement for three unfinished floors of approximately 125,000 square feet in Sunnyvale, California. We respectfully advise the Staff that the amount related to the imputed financing obligation in the contractual obligations table on page 45 and in footnote 7 on page 78 reflect the future cash payments that the Company is required to make to MT SPE, LLC (“owner” – an unrelated party), over the future period which includes principal and interest payments as well as executory costs such as certain common area expenses. As of December 31, 2010, the amount reflected as imputed financing obligation on the consolidated balance sheet is the principal amount of the owner financing the Company has deemed to have been received from the owner.

The main components of the difference between the amount reflected in the contractual obligations table and the amount reflected on the consolidated balance sheet as of December 31, 2010 are the interest on the imputed financing obligation and the estimated common area expenses over the future periods which is included in the contractual obligations table but appropriately not included in the imputed financing obligations.

We respectfully advise the Staff that in future filings, the Company will include, as appropriate, an additional statement or footnote to the contractual obligation table to clarify the difference between the amount reflected in the contractual obligations table and the consolidated balance sheet as follows:

“With respect to the imputed financing obligation, the main components of the difference between the amount reflected in the contractual obligations table and the amount reflected on the consolidated balance sheet are the interest on the imputed financing obligation and the estimated common area expenses over the future periods.”

Note 5 – Balance Sheet Details, page 73

Property, Plant and Equipment, page 73

2.
We note that you determined that based on the provisions of your lease for the Sunnyvale facility, the building should be accounted for in your financial statements as owned real estate. Citing authoritative accounting literature, please provide us your analysis that supports your accounting for this lease agreement.  In this regard, please also explain your basis for depreciating this lease over 39 years rather than the initial lease term of 10 years.

United States Securities and Exchange Commission
June 22, 2011

Response:

As mentioned above, in December 2009, the Company executed a lease arrangement for three unfinished floors of approximately 125,000 square feet in Sunnyvale, California. Based on the terms of the lease arrangement, the Company was required to complete construction to permit the premises to be capable of conducting business. This included structural elements of the unfinished space (such as electrical wiring, plumbing and air conditioning systems), flooring, paint, lighting, built-in cabinetry and other normal tenant improvements (such as walls for conference rooms and offices). The owner agreed to fund $9.1 million of the construction activities. The Company was responsible for any costs overruns and other costs in excess of this $9.1 million allowance.

Pursuant to ASC 840-40-55 (formerly the Emerging Issues Task Force Issue No. 97-10), the Task Force reached a consensus that a lessee should be considered the owner of a real estate project during the construction period (and following completion subject to ASC 840-40-25) if the lessee has substantially all of the construction period risks. ASC 840-40-55 requires the lessee to consider both quantitative and qualitative indicators of ownership in making that assessment.

As discussed above the Company was required to pay directly, without any right of reimbursement, for any construction costs that exceeded the $9.1 million allowance. In addition, the Company also provided certain indemnities for claims outside of the Company’s actions during the construction period. Accordingly, we respectfully advise the Staff that criteria (b) and (d) of the automatic indicators of ownership under ASC 840-40-55-15 were considered met and the Company, for accounting purposes, was treated as the accounting owner of the construction project during the construction period. Accordingly, as of December 31, 2009, the Company capitalized $25.1 million in property, plant and equipment based on the estimated fair value of the portion of the unfinished building along with a corresponding financing obligation for the same amount.

The Company occupied the space following completion of construction in the fourth quarter of 2010. At construction completion, the Company evaluated whether the transaction qualified for sale-leaseback treatment in accordance with ASC 840-40-25 (formerly SFAS 98). Pursuant to ASC 840-40-25-9, a normal leaseback is a lessee-lessor relationship that involves the active use of the property by the seller-lessee in consideration for payment of rent, including contingent rentals that are based on the future operations of the sell-lessee, and excludes other continuing involvement provisions or conditions described in ASC 840-40-25-13 through 25-14 and ASC 840-40-25-17. In this instance, the leaseback includes the active use of the property by the Company in exchange for the payment of rent. However, the Company funded a larger portion of the construction costs than expected. The Company funded

United States Securities and Exchange Commission
June 22, 2011

$4.8 million of construction costs related to the build-out of the new facility after the $9.1 million tenant improvement allowance reimbursement (which was received subsequent December 31, 2010).  We respectfully advise the Staff that as these Company funded construction were significant, they are considered continuing involvement pursuant to ASC 840-40-25-14(b). Accordingly, the Company continued to account for the leased space as an owned building. Owner-provided construction funding, including the value of the portion of the existing shell included in the project, has been recorded as a financing obligation in accordance with ASC 360-20. The financing obligation is being amortized over the expected occupancy period of approximately 10 years. The Company initially used the incremental borrowing rate to amortize the financing obligation. However, this resulted in the carrying value of the building exceeding that of the financing obligation at the end of the expected occupancy period (i.e., a built-in-loss). In order to ensure there is no loss on the leased space when it is returned to the owner, the Company adjusted its interest rate to 10% which results in neither a gain nor loss.

Under the accounting guidance discussed above, the Company is the owner of the building for accounting purposes and depreciated the building over its estimated useful life of 39 years. The Company considered a variety of factors such as market practice, information from the tax authorities and other relevant information and concluded that 39 years is a reasonable estimate of the building’s useful life. At the end of the expected occupancy period, the facility should have remaining economic life of approximately 29 years. Accordingly, the Company estimated that the building will have a remaining carrying value of approximately $30.5 million, or 74% of the historical cost of the building. The cost of the building minus the carrying value at the end of the occupancy period (or $10.0 million, which is equal to $40.5 million minus $30.5 million) is being depreciated over the expected occupancy period of approximately 10 years. We respectfully advise the Staff that mathematically, it is the same as depreciating the building over 39 years. At the end of the expected occupancy period of approximately 10 years, the building would have a carrying value of $30.5 million. At that time, as indicated above, the imputed financing obligation will be amortized to $30.5 million and the Company will recognize no gain or loss when the building is returned to the owner.

United States Securities and Exchange Commission
June 22, 2011

Note 15 – Litigation and Asserted Claims, page 96

3.
We note that your disclosures related to your various outstanding litigation.  We further note your disclosures on page 108 in which you indicate that you record a contingent liability when it is probable that a loss has occurred and the amount is reasonably estimable.  To the extent you have any loss contingencies for which you have not recorded accruals or for which exposure to loss exists in excess of the amount accrued, please revise future filings to include the disclosures required by paragraph 450-20-50-4 of the FASB Accounting Standards Codification.

Response:

We respectfully advise the Staff that the Company did not have any estimable probable loss contingencies as of December 31, 2010.  In future filings, to the extent that the Company has any loss contingencies, we will include appropriate disclosure required by paragraph 450-20-50-4 of the FASB Accounting Standards Codification.

In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (408) 462-8608 if you have any questions or require further information regarding this matter.

Very truly yours,

/s/ Satish Rishi
Satish Rishi, Senior Vice President, Finance and Chief Financial Officer
Rambus Inc.

cc:   Thomas Lavelle, Esq., Senior Vice President, General Counsel & Secretary, Rambus Inc.
Audit Committee of the Board of Directors, Rambus Inc.
Aaron J. Alter, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Cory Starr, PricewaterhouseCoopers LLP
Sameer Shirsekar, PricewaterhouseCoopers LLP